May 2, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3720
Washington, DC 20549

Attention: Mr. Larry Spirgel

Re: Whirlpool Corporation
Form 10-K for Fiscal Year Ended December 31, 2012, as amended
Filed February 19, 2013
File No. 001-03932

Dear Mr. Spirgel:

On behalf of Whirlpool Corporation (the "Company"), I respectfully submit the following information in response to your letter dated April 11, 2013 regarding the Company's Form 10-K for the fiscal year ended December 31, 2012, as amended.

For your ease of reference, I have reproduced your questions, and the responses to those questions are set forth immediately below.

General

1. You stated in your letter to us dated May 13, 2010 that your foreign subsidiaries made direct and/or indirect sales to Sudan and Syria. As you know, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 10-K does not include disclosure regarding operations associated with those countries. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements, since your May 13, 2010 letter. Your response should describe the products, components, technology, or services you have provided or intend to provide into Sudan and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: In response to your request, the Company describes below the nature and extent of the contacts between the Company, or any of the Company's subsidiaries, as the case may be, and Sudan and Syria, respectively, during the period May 13, 2010 to the date of this letter.

a. Syria: During the period May 13, 2010 through December 31, 2010, Whirlpool Europe s.r.l. an Italian corporation that is a wholly-owned subsidiary of the Company, sold major home appliances (including washing machines, refrigerators and freezers), with a total sales price of € 549,246 (or $712,734 based on current exchange rates), to a reseller in Syria, Assaad Watter & Sons Co., pursuant to a distribution agreement between Whirlpool Europe s.r.l. and that Syrian distributor. The distribution agreement expired effective December 31, 2010, and Whirlpool Europe s.r.l. has confirmed that, since that date, it has not made any sales directly or indirectly to Assaad Watter & Sons Co, or, to the Company's knowledge, any other person or entity in Syria.

b. Sudan: Interdata, an Italian company that acts as an independent distributor of products sold to them by Whirlpool Europe s.r.l. has reported that, during the period May 13, 2010 through December 31, 2010, Interdata resold major appliances supplied by Whirlpool Europe s.r.l. to a reseller, Alomeria Trading & Investment Co., in Sudan. During this period, Interdata was authorized to sell Whirlpool products in 22 countries and Interdata does not provide resale information to Whirlpool Europe s.r.l. Whirlpool Europe s.r.l. has no information as to the number of products sold by Interdata to Alomeria Trading & Investment Co., as Whirlpool Europe s.r.l. sells its products to Interdata on an Ex Works basis, for Interdata's general inventory in Italy. Effective December 31, 2010, Whirlpool Europe s.r.l. notified Interdata that it was no longer authorized to resell any Whirlpool Europe s.r.l. products directly or indirectly to any person or entity in Sudan, and Whirlpool Europe s.r.l. has no knowledge of any sales of its products by Interdata to Alomeria Trading & Investment Co., or to any other person or entity in Sudan, after December 31, 2010.

On or about June 19, 2012, Whirlpool India, an Indian corporation that is a wholly-owned subsidiary of the Company, sold refrigerators to Crescent General Trading LLC, an OEM customer of Whirlpool India, based in the United Arab Emirates. The total purchase price for those refrigerators was $45,738. Information provided by Crescent General Trading LLC to Whirlpool India indicated that that OEM customer contemplated the resale of the Whirlpool India refrigerators in Sudan. Whirlpool India has no information about the disposition of those refrigerators, including whether Crescent General Trading LLC actually resold any or all of the refrigerators to any person or entity in Sudan. The Company has advised Whirlpool India that Whirlpool India is not authorized to sell or supply any of its products to any distributor, reseller, OEM customer or other person or entity for resale directly or indirectly to Sudan.

c. Dealings with Syrian and Sudanese Government Agencies: The Company confirms that to its knowledge, during the period May 13, 2010 through the date of this letter, neither the Company nor any of the Company's foreign subsidiaries has entered into any agreements or arrangements with, or has had any other contact with, the government of Syria or Sudan, any agency thereof, or to any other entity owned or controlled by the government of Syria or the government of Sudan.

2. Please discuss for us the materiality of the contacts with Sudan and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the past three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

Response: The Company devotes significant resources to the preparation of its reports under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company considers transactions and other matters required to be disclosed pursuant to the line item requirements of Form 10-K and Form 10-Q, as well as transactions and other matters required to be disclosed pursuant to Exchange Act Rules 12b-20 and 10b-5. The Company has concluded that any contacts with Sudan and Syria are immaterial from both a quantitative and a qualitative perspective as discussed below, and are therefore not required to be separately disclosed in the Company's Exchange Act reports.

a. Compliance with United States Law: The Company believes that none of the transactions by the Company's foreign subsidiaries, as described above, was contrary to, or prohibited by, any provision of United States law. That conclusion is based on the following two points:

(i) None of the products, technology or services involved in any sales to entities in Syria or Sudan were subject to the export control jurisdiction of the United States, either under the Export Administration Regulations, 15 C.F.R. Parts 730-774, or under the OFAC Economic Sanctions Regulations, 31 C.F.R. Parts 500 et seq. To the contrary, the vast majority of the products sold by Whirlpool Europe s.r.l or Whirlpool India to customers in Sudan or Syria were manufactured by Whirlpool Europe s.r.l. (or its European affiliates) or Whirlpool India, exclusively in Europe and India, respectively, and included no material United States origin content.

(ii) The vast majority of the products that Whirlpool Europe s.r.l. sold to Interdata during the relevant period were manufactured by Whirlpool Europe s.r.l. (or its European affiliates) in Europe with no material United States origin content. A limited number of products sold by Whirlpool Europe s.r.l. to Interdata may have been manufactured in the United States and purchased by Whirlpool Europe s.r.l. However, based on the cost of U.S.-manufactured products, the economic condition of the Sudanese market, and transportation costs, Whirlpool Europe s.r.l. does not believe that Interdata would have sold any U.S.-manufactured products to Sudan. Moreover, and for avoidance of any doubt, the Company restates that Whirlpool Europe s.r.l.'s sales to Interdata were on an Ex Works basis, for Interdata's general inventory, without reference to any purchase order that Interdata may have received from its third party customers.

In any event, all of the products sold by Whirlpool Europe s.r.l. and Whirlpool India were major home appliances, including refrigerators and washing machines, which are not subject to "strategic goods" or "dual use" export control laws and regulations of any country. All of those products, if subject to United States export control jurisdiction, would be classified for export control purposes under the “decontrol category” of EAR 99 on the Commerce Control List, and would not require an export license from the U.S. Department of Commerce's Bureau of Industry and Security for export to any country.

b. Quantitative Materiality: As stated in the Company's response to Comment No. 1, the dollar value of Whirlpool Europe s.r.l.'s sales to the Syrian reseller, Assaad Watter & Sons Co. during the period May 13, 2010 to December 31, 2010 was € 549,246 (or $712,734 based on current exchange rates); and the total value of Whirlpool India's sales to Crescent General Trading LLC in fiscal year 2012 for resale to Sudan was $45,738. The Company does not know the value of the Whirlpool Europe s.r.l. products that Interdata sold to Alomeria Trading & Investment Co. in Sudan during fiscal year 2010, but Whirlpool Europe s.r.l. 's total sales to Interdata during the period May 13, 2010 through December 31, 2010 were €11,871,608 (or $15,405,310 based on current exchange rates). Between May 14, 2010 and December 31, 2010 (but not thereafter), Interdata was authorized to resell Whirlpool products in 22 different countries in the Middle East and Africa. Moreover, Whirlpool Europe s.r.l. understands that, during the relevant period, Interdata's primary markets in Africa were Algeria, Nigeria and Tunisia, which are much larger than Sudan. In addition, due to their price, the products sold by Whirlpool Europe s.r.l. to Interdata were generally not suitable for the Sudanese market and Interdata does not have any warehouse outside Italy. Based on these facts, it is Whirlpool's understanding that Interdata does not sell predominantly to Sudan. Moreover, and for avoidance of any doubt, the Company restates that Whirlpool Europe s.r.l.'s sales to Interdata were on an Ex Works basis, for Interdata's general inventory in Italy, without reference to any purchase order that Interdata may have received from its third party customers.

During each of fiscal years 2010 and 2012, the Company's total worldwide net sales were over $18 billion. For each of those two years, therefore, the dollar value of sales by the Company's foreign subsidiaries of products that may ultimately have been resold to customers in Sudan and Syria was less than 0.1% of the Company's total worldwide net sales for that fiscal year. For that reason, the Company respectfully submits that sales of products directly or indirectly to Sudan and Syria in each of those two fiscal years were quantitatively immaterial.

c. Qualitative Materiality: The Company respectfully submits that the sales by the Company's foreign subsidiaries of products directly or indirectly to Sudan and Syria during fiscal years 2010 and 2012 are also qualitatively immaterial. Based upon the incidental amount of sales (all of which the Company believes were lawful) and the lack of any other Company operations in Sudan and Syria, the nature of the products sold and the rigor of the Company's export compliance program, the Company does not believe that these sales will or should adversely impact in any significant way the Company's reputation or investor decisions with respect to the Company. To date, the Company has not received any inquiries or complaints from its investors relating to the Company's limited historical activities that may relate to the referenced countries. In addition, the Company has not, to its knowledge, experienced any negative publicity or reputational damage associated with its activities as described in this letter. Finally, all sales of Whirlpool Europe s.r.l. products directly or indirectly to Syria and Sudan were terminated effective December 31, 2010, and the Company has instructed Whirlpool India that all future sales of Whirlpool India products directly or indirectly to Sudan are prohibited.

In connection with the Company's response to the Staff's comments, and as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the foregoing has been responsive to the Staff's comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-4678 or via facsimile at (269) 923-7262.
Sincerely,
/s/ Larry M. Venturelli

Larry M. Venturelli
Executive Vice President and Chief Financial Officer

cc: Kirsten J. Hewitt, Senior Vice President Corporate Affairs and General Counsel